3/10.

03007570

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4299

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 3/20/03

82-4299

ARIS
12-31-02

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND FINANCIAL STATEMENTS
31 DECEMBER 2002 AND 2001

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2002 and 2001, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same years. These financial statements are the responsibility of the management of the Company and its subsidiaries as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits. I did not audit the financial statements of Joint Venture Evergreen - Italian Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements only in proportion to the Company's shareholding, with total assets as at 31 December 2002 of Baht 569 million and total revenues for the year then ended amounting to Baht 1,971 million. In addition, the Company's financial statements as at 31 December 2002 include investments in the aforesaid joint ventures accounted for under the equity method amounting to Baht 461 million and a proportionate share of the profit of the joint ventures for the year then ended, amounting to Baht 301 million. The financial statements of the above joint ventures were audited by other auditors, whose reports I have received, and my opinion, in sofar as it relates to the amounts of the various transactions of those joint ventures included in the consolidated financial statements and the separate financial statements of the Company, is based on the reports of those auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits, together with the reports of the other auditors discussed in the first paragraph, provide a reasonable basis for my opinion.

In my opinion, based on my audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Italian-Thai Development Public Company Limited and its subsidiaries and of Italian-Thai Development Public Company Limited as at 31 December 2002, and the results of their operations, and cash flows for the year then ended in accordance with generally accepted accounting principles.

Without qualifying my opinion on the financial statements, I draw attention to the following matters :-

(a) As at 31 December 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 831 million (2001 : Baht 887 million) are office building units of which ownership has not been transferred to the Company since their purchase in 1998. In December 1999 the seller entered into a compromise agreement whereby the seller agreed to transfer the ownership of the office building to the Company by 2001. However, as at 31 December 2002 the ownership had not yet been transferred to the Company.

(b) As at 31 December 2002 the Company had a retention of approximately Baht 477 million (2001 : Baht 485 million) which a company is to pay to the Company under the terms of a construction contract. This company is currently undergoing debt restructuring. The recoverability of the debt depends upon the result of this debt restructuring, and the results of the operation of an electric train business.

(c) As described in Note 2.7, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the debt balance remaining after disposal of all of the above assets. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

Under my report dated 28 February 2002 I have issued a disclaimer of opinion on the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited for the year ended 31 December 2001 because of certain audit scope limitations imposed by circumstance, the uncertainties in relation to the continuity of the business of the Company, and the uncertainties as to the value of certain assets and debts. However, except as emphasised above, these uncertainties no longer exist as at 31 December 2002.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 25 February 2003

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY ONLY 2002	THE COMPANY ONLY 2001
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	5	2,435,441	3,526,888	1,520,157	2,774,952
Pledged deposits at banks	6	887,885	1,076,254	419,212	1,006,393
Marketable securities		2,990	231,003	-	-
Trade accounts receivable - net	7	3,334,518	2,976,048	1,621,733	1,757,744
Trade accounts receivable - related companies - net	8	651,912	449,513	1,377,668	1,529,588
Short-term loans and advances to related companies - net	9	85,131	42,902	286,818	206,966
Unbilled receivable		3,195,038	1,365,954	2,570,611	1,128,775
Current portion of accounts receivable - retention		1,495,352	608,854	1,262,278	479,480
Inventories and work in progress - net	10	880,361	653,508	296,865	369,072
Other current assets					
Withholding tax		631,678	297,232	512,491	261,137
Value added tax refundable		306,938	161,161	124,590	114,377
Advances for subcontractor		42,290	123,103	3,141	-
Accounts receivable - disposal of fixed assets		-	190,662	-	190,662
Others		189,870	320,539	24,090	114,331
TOTAL CURRENT ASSETS		14,139,404	12,023,621	10,019,654	9,933,477
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		176,451	495,316	-	484,357
Investments accounted for under equity method	11.1	334,762	746,887	1,453,938	1,587,149
Other long-term investments	11.2	621,214	1,920,099	504,685	1,690,395
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies - net	12	11,592	116,858	534,255	1,202,317
Property, plant and equipment - net	14	8,446,937	6,787,995	7,436,893	6,185,891
Land and project development cost	15	-	213,986	-	-
Advance for purchase of machinery		186,711	184,926	-	-
Other non-current assets		224,368	261,499	39,680	187,230
TOTAL NON-CURRENT ASSETS		9,991,999	10,717,530	9,969,451	11,337,339
TOTAL ASSETS		24,131,403	22,741,151	19,989,105	21,270,816

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY ONLY 2002	THE COMPANY ONLY 2001
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	16	1,133,271	1,043,548	786,064	711,101
Current portion of accounts payable - trust receipts		387,341	3,010	374,265	3,010
Trade accounts payable		3,791,607	3,621,018	2,768,689	2,724,116
Billing in excess of contract work in progress		207,551	863,892	96,962	428,768
Trade accounts payable - related companies	17	1,551,715	1,310,895	1,003,132	1,289,911
Short-term loans and advances from related companies	18	99,284	122,439	423,070	17,983
Current portion of advances received from customers under construction contracts		432,225	860,123	423,113	854,587
Current portion of hire purchases payable	19	333,456	78,962	209,428	72,931
Current portion of long-term loans	20	-	5,374,005	-	5,360,405
Other current liabilities					
Accrued interest expenses		6,829	1,694,030	5,200	1,694,030
Corporate income tax payable		137,687	51,675	47,680	24,621
Accrued expenses		255,333	217,141	170,684	174,360
Reserve for project expenses		233,223	-	233,223	-
Others		308,314	144,189	47,409	34,220
TOTAL CURRENT LIABILITIES		8,877,836	15,384,927	6,588,919	13,390,043
NON-CURRENT LIABILITIES					
Deferred gain on transferring assets to special purpose vehicle	2.7	229,574	-	229,574	-
Accounts payable - trust receipts, net of current portion		1,559,971	1,093,549	1,031,857	1,093,549
Advances received from customers under construction contracts - net of current portion		1,347,873	270,125	20,586	36,896
Long-term loans from related companies	21	367,359	371,686	-	-
Hire purchases payable - net of current portion	19	1,432,234	253,139	1,203,294	246,203
Long-term loans - net of current portion	20	644,963	2,479,975	644,962	2,479,975
Debentures	22	-	3,379,623	-	3,379,623
Provision for loss from investment under equity method	11.1	250,424	308,477	905,081	1,500,449
TOTAL NON-CURRENT LIABILITIES		5,832,398	8,156,574	4,035,354	8,736,695
TOTAL LIABILITIES		14,710,234	23,541,501	10,624,273	22,126,738

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY ONLY 2002	THE COMPANY ONLY 2001
SHAREHOLDERS' EQUITY					
Share capital					
Registered					
373,867,818 ordinary shares of Baht 10 each					
(2001 : 430,500,000 ordinary shares of Baht 10 each)		3,738,678	4,305,000	3,738,678	4,305,000
Issued and paid-up					
373,867,818 ordinary shares of Baht 10 each					
(2001 : 250,000,000 ordinary shares of Baht 10 each)		3,738,678	2,500,000	3,738,678	2,500,000
Share premium	2.1	1,606,625	5,560,000	1,606,625	5,560,000
Revaluation surplus on assets		2,754	2,754	2,754	2,754
Unrealised loss on changes in value of investments		(35,756)	(1,139,201)	(35,756)	(1,139,201)
Translation adjustment	3.3	(194,617)	(130,288)	(194,617)	(130,288)
Retained earnings (deficit)					
Appropriated - statutory reserve	2.1	6,533	290,483	-	283,950
Unappropriated		4,240,615	(7,939,670)	4,247,148	(7,933,137)
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		9,364,832	(855,922)	9,364,832	(855,922)
MINORITY INTEREST - Equity attributable to minority					
shareholders of subsidiaries		56,337	55,572	-	-
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)		9,421,169	(800,350)	9,364,832	(855,922)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		24,131,403	22,741,151	19,989,105	21,270,816

The accompanying notes are an integral part of the financial statements.

....

DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2002	CONSOLIDATED 2001	THE COMPANY ONLY 2002	THE COMPANY ONLY 2001
REVENUES					
Revenues from construction services		21,033,789	17,935,953	13,883,165	13,080,349
Interest income		104,414	294,923	109,487	175,955
Gain on disposal of investments		-	1,223,829	-	1,223,829
Gain on exchange rate		-	68,320	-	47,712
Others		292,160	202,847	186,000	180,579
TOTAL REVENUES		21,430,363	19,725,872	14,178,652	14,708,424
EXPENSES					
Cost of services		18,861,156	16,423,605	12,703,086	12,438,574
Administrative expenses		854,740	1,280,160	591,416	921,557
Debt restructuring fee		-	61,570	-	61,570
Loss on exchange rate		459,762	-	437,572	-
TOTAL EXPENSES		20,175,658	17,765,335	13,732,074	13,421,701
EARNINGS FROM OPERATION		1,254,705	1,960,537	446,578	1,286,723
ALLOWANCE FOR DOUBTFUL DEBT EXPENSES		(82,257)	(1,329,236)	(59,849)	(1,285,192)
GAIN (LOSS) ON DIMINUTION IN VALUE OF INVESTMENTS		108,632	(1,437,663)	-	(990,890)
LOSS ON IMPAIRMENT OF ASSETS		-	(233,372)	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(8,704)	(89,396)	676,886	(281,124)
EARNINGS (LOSS) BEFORE INTEREST EXPENSES AND INCOME TAX		1,272,376	(1,129,130)	1,063,615	(1,270,483)
INTEREST EXPENSES		(646,571)	(1,225,027)	(614,812)	(1,232,024)
CORPORATE INCOME TAX FOR THE YEAR	23	(228,873)	(118,258)	(60,161)	(25,480)
EARNINGS (LOSS) AFTER INCOME TAX		396,932	(2,472,415)	388,642	(2,527,987)
NET EARNINGS OF MINORITY INTEREST		(8,290)	(55,572)	-	-
EARNINGS (LOSS) FROM ORDINARY ACTIVITIES		388,642	(2,527,987)	388,642	(2,527,987)
EXTRAORDINARY ITEM					
Gain from debt restructuring	2.6	5,947,693	-	5,947,693	-
NET EARNINGS (LOSS) FOR THE YEAR		6,336,335	(2,527,987)	6,336,335	(2,527,987)
BASIC EARNINGS (LOSS) PER SHARE					
Earnings (loss) from ordinary activities		1.22	(10.11)	1.22	(10.11)
Extraordinary item		18.63	-	18.63	-
Net earnings (loss)		19.85	(10.11)	19.85	(10.11)

(Unit : Thousand shares)

Weighted average number of ordinary shares	319,296	250,000	319,296	250,000

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Minority interest	Total
Balance - beginning of year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	290,483	(5,411,683)	-	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(472,927)	-	-	-	-	(472,927)
Translation adjustment	-	-	-	-	170,516	-	-	-	170,516
Items unrealised in earnings statement	-	-	2,754	(472,927)	170,516	-	-	-	(299,657)
Net loss for the year 2001	-	-	-	-	-	-	(2,527,987)	-	(2,527,987)
Minority interest for the year 2001	-	-	-	-	-	-	-	55,572	55,572
Balance - end of year 2001	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	-	1,061,967
Unrealised loss on change in value of investments	-	-	-	41,478	-	-	-	-	41,478
Translation adjustment	-	-	-	-	(64,329)	-	-	-	(64,329)
Items unrealised in earnings statement	-	(3,953,375)	-	1,103,445	(64,329)	(283,950)	5,843,950	-	2,645,741
Net earnings for the year 2002	-	-	-	-	-	-	6,336,335	-	6,336,335
Ordinary shares issued during the year	1,238,678	-	-	-	-	-	-	-	1,238,678
Minority interest for the year 2002	-	-	-	-	-	-	-	8,290	8,290
Dividend paid from subsidiaries	-	-	-	-	-	-	-	(7,525)	(7,525)
Balance - end of year 2002	3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Total
Balance - beginning of year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	283,950	(5,405,150)	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(472,927)	-	-	-	(472,927)
Translation adjustment	-	-	-	-	170,516	-	-	170,516
Items unrealised in earnings statement	-	-	2,754	(472,927)	170,516	-	-	(299,657)
Net loss for the year 2001	-	-	-	-	-	-	(2,527,987)	(2,527,987)
Balance - end of year 2001	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Transfer of share premium and statutory reserve to eliminate deficit	-	(5,560,000)	-	-	-	(283,950)	5,843,950	-
Share premium on new ordinary shares	-	1,606,625	-	-	-	-	-	1,606,625
Transfer of unrealised loss on changes in value of investments to special purpose vehicle	-	-	-	1,061,967	-	-	-	1,061,967
Unrealised loss on change in value of investments	-	-	-	41,478	-	-	-	41,478
Translation adjustment	-	-	-	-	(64,329)	-	-	(64,329)
Items unrealised in earnings statement	-	(3,953,375)	-	1,103,445	(64,329)	(283,950)	5,843,950	2,645,741
Net earnings for the year 2002	-	-	-	-	-	-	6,336,335	6,336,335
Ordinary shares issued during the year	1,238,678	-	-	-	-	-	-	1,238,678
Balance - end of year 2002	3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from operating activities				
Net earnings (loss)	6,336,335	(2,527,987)	6,336,335	(2,527,987)
Adjustments to reconcile net earnings (loss) to net cash				
from (used in) operating activities :-				
Gain on debt restructuring of - extraordinary items				
(before deducting related expenses)	(6,012,010)	-	(6,012,010)	-
Loss on disposal of investments	43,418	-	16,445	-
Unrealized (gain) loss on exchange rate	127,269	(97,909)	101,403	(96,247)
Gain on disposal of investments	-	(1,223,829)	-	(1,223,829)
Unrealized (gain) loss on investments in subsidiaries and joint ventures	-	-	(685,590)	191,728
Unrealized (gain) loss on investments in associated companies	8,704	89,396	8,704	89,396
Minority interest	8,290	55,572	-	-
Allowance for inventories obsolescence	6,326	37,119	-	25,000
Allowance for doubtful debts	82,257	1,329,236	59,849	1,285,192
Loss on diminution in value of investments (reversal)	(108,632)	1,437,663	-	990,890
Loss on impairment of assets	-	233,372	-	-
Depreciation and amortisation	1,193,665	1,104,750	1,037,259	927,239
	1,685,622	437,383	862,395	(338,618)
Operating assets (increase) decrease				
Trade accounts receivable	(442,411)	(508,515)	47,550	274,002
Trade accounts receivable - related companies	(202,207)	673,363	175,110	99,478
Loans and advances to related companies	(59,762)	(193,776)	(203,580)	(196,435)
Unbilled receivable	(1,829,084)	(211,605)	(1,441,836)	(20,450)
Accounts receivable - retention	(567,633)	(200,711)	(300,303)	(102,104)
Inventories and work in progress	(233,179)	(119,756)	72,207	75,285
Value added tax refundable	(145,777)	254,187	(10,213)	40,865
Accounts receivable - sales of fixed assets	190,662	(190,662)	190,662	(190,662)
Advance for subcontractor	82,138	38,403	(3,141)	161,506
Withholding tax	(334,446)	195,633	(251,354)	193,432
Other current assets	130,180	(102,056)	90,241	41,619
Operating liabilities increase (decrease)				
Trade accounts payable	169,256	1,404,975	44,573	845,878
Trade accounts payable - related companies	241,741	(708,688)	(286,779)	(806,535)
Billing in excess of contract work in progress	(656,341)	85,908	(331,806)	(267,534)
Accrued interest expenses	510,681	1,087,470	509,052	1,104,719
Accrued expenses	124,254	3,933	19,383	724
Reserve for project expenses	(42,914)	-	(42,914)	-
Other current liabilities	166,893	(63,247)	13,189	(11,762)
Advances received from customers under construction contracts	621,243	(402,583)	(447,784)	(223,955)
Net cash provided by (used in) operating activities	(591,084)	1,479,656	(1,295,348)	679,453

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from investing activities				
Short-term investments - net	226,694	-	-	-
Increase in property, plant and equipment - net	(2,992,334)	(1,459,372)	(2,427,985)	(1,377,098)
Cash received from sales of investments	-	1,790,039	-	1,790,039
Decrease (increase) in investments accounted for under equity method	(185,950)	(129,116)	(176,282)	90,955
Decrease (increase) in other long-term investments	(93,250)	(204,985)	67,131	(203,886)
Increase in advance for purchase of machinery	(1,785)	(184,926)	-	-
Share subscription payable	203,071	-	185,917	-
Translation adjustment	(64,329)	170,516	(64,329)	170,516
Decrease (increase) in other assets	1,077	(107,751)	111,496	(123,237)
Net cash used in investing activities	(2,906,806)	(125,595)	(2,304,052)	347,289
Cash flows from financing activities				
Increase (decrease) in cash at banks with maturity of more than three months and those pledged	365,046	(681,939)	772,582	(260,645)
Increase in bank overdrafts and loans from financial institutions	89,829	93,558	75,069	57,666
Increase (decrease) in loans and advances from related companies	(1,053)	(24,039)	405,087	17,983
Decrease in long-term loans	(443,173)	(224,433)	(422,438)	(212,810)
Increase in hire purchases payable	1,342,755	217,283	1,002,754	226,802
Increase in accounts payable - trust receipts	849,851	919,812	309,563	934,357
Decrease in debentures	(112,610)	(2,677)	(112,610)	(2,677)
Increase in paid-up capital	500,000	-	500,000	-
Dividend paid from subsidiaries to minority interest	(7,525)	-	-	-
Net cash provided by financing activities	2,583,120	297,565	2,530,007	760,676
Net increase (decrease) in cash and cash equivalents	(914,770)	1,651,626	(1,069,393)	1,787,418
Cash and cash equivalents at beginning of year	3,341,474	1,689,848	2,589,538	802,120
Cash and cash equivalents at end of year (Note 5)	2,426,704	3,341,474	1,520,145	2,589,538

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Supplemental cash flows information				
Cash paid during the year for :-				
Interest	143,778	148,395	96,500	136,237
Corporate income tax	447,243	312,605	287,635	261,719
Non cash transactions :-				
Conversion of trade accounts receivable from related companies and short-term loans and advances to related companies to other long-term investments	-	1,529,741	-	1,529,741
Conversion of trade accounts receivable to other long-term investments	-	25,034	-	25,034
Repayment of trade accounts payable to related and other companies with other long-term investments	-	470,077	-	851,153
Conversion of debentures to equity and share premium	848,323	-	848,323	-
Conversion of long-term loans to equity and share premium	1,496,981	-	1,496,981	-
Transfer of non-core assets to special purpose vehicle in exchange for the debt obligations of the Company which it is taking on	3,146,079	-	3,146,079	-
Deferred gain on transferring asset to special purpose vehicle	229,574	-	229,574	-
Transfer long-term debts waived by creditors to provision for possible loss on loans to related companies	223,135	-	223,135	-
Receipt of other long-term investments in exchange for investments in associated company	361,463	-	330,920	-
Unrealised loss on changes in value of investments	1,103,445	472,927	1,103,445	472,927
Share of profit of joint venture received in form of other long-term investment	-	-	173,032	-

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services.

2. IMPLEMENTATION OF THE BUSINESS REORGANIZATION PLAN

The Company submitted an application for business reorganization to the Central Bankruptcy Court on 4 September 2001 and the Central Bankruptcy Court, on 25 September 2001, accepted the Company to undergo business reorganization and appointed ITD Planner Company Limited to act as the Company's planner for the business reorganization. On 30 November 2001, ITD Planner Company Limited submitted the Company's business reorganization plan to the Central Bankruptcy Court. The Official Receiver convened a meeting of creditors to vote in respect of the approval of the business reorganization plan. The meeting of creditors approved the business reorganization plan on 24 December 2001 with a vote representing 80.45 percent. The Central Bankruptcy Court thereafter on 4 April 2002 approved the business reorganization plan previously approved by the meeting of creditors.

During the second quarter of this year, the Company has taken the following action in accordance with the business reorganization plan :-

2.1 Recapitalisation

The Company has transferred legal reserve of Baht 284 million and share premium of Baht 5,560 million to eliminate part of its deficit.

2.2 Capital reduction

The Company has cancelled 180.5 million unissued registered ordinary shares, amounting to Baht 1,805 million, prior to the increase in capital discussed in 2.3.

2.3 Increase in capital

The Company has increased its registered share capital by Baht 1,730 million through the issue of 173 million new ordinary shares with a par value of Baht 10 each.

2.4 Issue of new shares to existing shareholders

The Company has issued 50 million new ordinary shares with a par value of Baht 10 each to existing shareholders, at a price of Baht 10 per share. Currently, the shares were fully paid up.

2.5 Discounted debt repurchase program

The Company has repurchased principal amounting to Baht 426 million, USD 35.7 million and JPY 4,239.8 million from unsecured financial creditors under the master rescheduling agreement and principal amounting to Baht 331 million from unsecured debentureholders at a price of approximately 34 percent of the principal amount.

2.6 Voluntary debt to equity conversion program

The Company had issued 73.9 million new ordinary shares with a par value of Baht 10 each to the unsecured financial creditors under the master rescheduling agreement, to convert principal amounting to Baht 331 million, USD 50.1 million and JPY 679 million, and to the unsecured debentureholders to convert principal of Baht 1,600 million. The conversion price was Baht 59.87 per share.

Under the business reorganization plan, the interest totalling Baht 1,314 million accrued on the principal which the Company repurchased under the discounted debt repurchase program and voluntary debt to equity conversion program has been waived.

The Company realised a net gain of approximately Baht 6 billion on the above debt restructuring, presenting it as an extraordinary item in the earnings statement.

2.7 Novation of debt for special purpose vehicle

Unsecured financial creditors under the master rescheduling agreement, comprising principal of approximately Baht 561.8 million, USD 16.4 million and JPY 679 million and accrued interest of approximately Baht 207.9 milion, and unsecured debentureholders, comprising principal of approximately Baht 1,445.2 million and accrued interest of approximately Baht 399.4 million, which the Company had not repaid under Program 2.5 and 2.6, were novated into new debt amounting to Baht 3,604.4 million, after converting foreign currency debt to baht debt. The novated debt was transferred to a special purpose vehicle, with the Company transferring its non-core assets to such special purpose vehicle in exchange for the debt obligations of the Company which it is taking on. The Company has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the business reorganization plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604.4 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the business reorganization plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

During the third quarter of this year, the Company has cancelled 49 million unissued registered ordinary shares, with a par value of Baht 10 each.

On 16 December 2002, ITD Planner Company Limited submitted a petition to the Central Bankruptcy Court stating that the rehabilitation of the business had been successfully completed and that the cancellation of the business rehabilitation had been approved by most of the creditors. The Central Bankruptcy Court considered the petition and issued an order ending the Company's business rehabilitation.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements for the years ended 31 December 2002 and 2001 of Italian-Thai Development Public Company Limited (hereinafter called "the Company"), its subsidiaries, and its jointly controlled joint ventures as follows :-

Company name	Place of business	Percentage owned by the Company	
		2002	2001
Subsidiaries :			
Turnkey Construction Development Co., Ltd.	Thailand	-	99.99
Myanmar ITD Co., Ltd.	Myanmar	99.99	99.99
Italian-Thai Land Co., Ltd.	Thailand	-	99.99
Italian-Thai International Co., Ltd. and its subsidiaries	Thailand	99.99	99.99
(99.99% owned) :-			
Italian - Thai Development (BVI) Co., Ltd.,			
Servicescom Investment Ltd., and			
Ayeyarwady Multitrade Co., Ltd.			
Southern Industries (1996) Co., Ltd.	Thailand	-	99.99
PT. Thailindo Bara Pratama	Indonesia	99.99	-
Nha Pralarn Crushing Co., Ltd.	Thailand	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	99.70	99.70
Italthai Trevi Co., Ltd.	Thailand	75.00	75.00
Palit Palang Ngan Co., Ltd.	Thailand	-	74.93
Asian Steel Products Co., Ltd.	Thailand	69.90	69.90
Thai Maruken Co., Ltd. and its subsidiaries :-	Thailand	50.96	50.96
Daiwa Jack Co., Ltd. (99.9% owned) and			
Mech Co., Ltd. (99.9% owned)			
Joint ventures (proportionate consolidation) :			
Joint Venture of Italian-Thai Development Co., Ltd. and Cogifer TF	Thailand	65.00	65.00
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Thailand	60.00	60.00
Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Thailand	60.00	60.00
Sumitomo - Italian-Thai Joint Venture	Thailand	51.00	51.00
Italian-Thai Nishimatsu Joint Venture	Thailand	50.80	50.80

Company name	Place of business	Percentage owned by the Company	
		2002	2001
Ando and Italian-Thai Development Joint venture	Thailand	45.00	45.00
Thai Ando and Italian-Thai Development Joint Venture	Thailand	45.00	45.00
IDS Joint Venture	Thailand	35.00	-
ITO Joint Venture	Thailand	40.00	40.00
Shimizu-ITD Joint Venture	Bangladesh	40.00	40.00
ION Joint Venture	Thailand	39.00	39.00
I.C.C.T. Joint Venture	Thailand	25.00	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	25.00	-
Joint Venture Evergreen - Italian-Thai - PEWC	Taiwan	25.00	25.00

3.2 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totalling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totalling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

3.3 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

3.4 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

3.5 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

3.6 The financial statements for the year ended 31 December 2002 of two joint ventures, Joint Venture Evergreen - Italian Thai - PEWC and NWR, ITD, CNT & AS Joint Venture, which are included in the consolidated financial statements were audited by other auditors. Their aggregate assets as at 31 December 2002 amounted to Baht 569 million and their aggregate revenues for the year then ended amounted to Baht 1,971 million.

The financial statements for the year ended 31 December 2002 of a subsidiary which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Its total assets as at 31 December 2002 was Baht 11 million and its total revenues for the year then ended was Baht 106 million.

The financial statements for the year ended 31 December 2001 of an overseas branch, two overseas subsidiaries and two overseas joint ventures which are included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2001 was Baht 1,159 million and their aggregate revenues for the year then ended was Baht 1,582 million.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand which are effective under the Accounting Act BE 2543.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarised below.

4.1 Revenues

Revenues from construction contracts are recognised on the basis of percentage of completion. The recognised revenues, which have not yet been due as per contracts, have been presented under the caption of "Unbilled receivable" in the balance sheets.

4.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

4.3 Investments

(a) Investments in trading securities are determined at fair value. Gain or loss arising from changes in the value of these securities are included in determining earnings.

(b) Investments in marketable securities (available-for-sale) are determined at fair value. The change in value of securities is recorded as a separate item in the shareholders' equity until securities are sold, the change shall be included in determining earnings.

Fair value of marketable securities is based on the latest bid price of the year as quoted on the Stock Exchange of Thailand. Fair value of unit trusts is valued at net assets value.

(c) Investments in non marketable equity securities, which the Company holds as other securities are valued at cost.

Weighted average method is used for computation of cost of investments.

Loss on impairment (if any) of investments in available-for-sale securities and other investments is included in determining earnings.

(d) Investments in subsidiaries, associated companies and joint ventures are stated under equity method.

4.4 Inventories and work in progress

Inventories and work in progress are valued at the lower of cost and net realisable value.

4.5 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and loss on impairment of assets.

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 15-33.33 percent per annum, respectively. No depreciation is provided for land.

4.6 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. Allowance for doubtful accounts is provided for the estimated losses that may incur in collection of receivables. The allowance is based on collection experience and current status of receivables outstanding at the balance sheet date.

4.7 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

4.8 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

4.9 Basic earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net earnings (loss) for the year by the weighted average number of ordinary shares in issue during the year.

5. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash and deposits at banks	2,435,441	3,526,888	1,520,157	2,774,952
Less : Amounts with maturity of more than 3 months	(8,737)	(185,414)	(15)	(185,414)
Cash and cash equivalents	2,426,704	3,341,474	1,520,145	2,589,538

6. PLEDGED DEPOSITS AT BANKS

As at 31 December 2002, approximately Baht 414 million (2001 : Baht 762 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. The fixed deposits amounting to Baht 474 million (2001 : Baht 32.7 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

In addition, as at 31 December 2001, fixed deposit of approximately Baht 41 million are funds belonging to a joint venture in Taiwan reserved for a project in that country. Furthermore, approximately Baht 240 million of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtain from a bank by the Company.

7. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2002 and 2001 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Less than 3 months	2,080,789	2,702,353	752,555	1,496,110
3 - 6 months	510,792	92,343	358,762	88,448
6 - 12 months	672,302	102,067	445,440	97,634
More than 12 months	1,621,496	1,388,699	1,142,729	1,170,662
Total	4,885,379	4,285,462	2,699,486	2,852,854
Less : Allowance for doubtful debts	(1,550,861)	(1,309,414)	(1,077,753)	(1,095,110)
	3,334,518	2,976,048	1,612,733	1,757,744

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

8. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 31 December 2002 and 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Subsidiaries and joint ventures				
Italian-Thai Development Public Co., Ltd.				
- Cogifer TF Joint Venture	-	-	344,128	243,730
ITO Joint Venture	-	-	236,368	-
ION Joint Venture	-	-	168,973	776,765
Sumitomo – Italian-Thai Joint Venture	-	-	163,876	95,972
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	143,707	93,883
PT. Thailindo Bara Pratama	-	-	72,618	-
Italian - Thai International Co., Ltd.	-	-	25,787	25,994
Shimizu - ITD Joint Venture	-	-	14,623	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	4,171	53,554
I.C.C.T. Joint Venture	-	-	13	42,948
Others	-	-	82,878	73,837
	-	-	1,257,142	1,406,683
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,235,242	1,384,783
Associated companies				
MCRP Construction Corporation, Philippines	875,915	870,645	853,506	858,288
Pla-Daeng Co., Ltd.	63,228	81,510	63,228	81,510
Others	18,905	22,037	18,905	22,025
	958,048	974,192	935,639	961,823
Less : Allowance for doubtful debts	(869,952)	(855,694)	(847,544)	(855,694)
	88,096	118,498	88,095	106,129

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
Related companies				
(Related by way of common directors)				
Italthai Marine Co., Ltd.	27,320	-	27,320	1,179
Trevi SPA	26,927	-	-	-
The Oriental Hotel (Thailand) Public Co., Ltd.	500	31,616	500	31,616
Alcatel (Thailand) Co., Ltd.	34,192	45,807	-	-
Others	37,382	19,770	26,511	5,881
	126,321	97,193	54,331	38,676
Outstanding balances and portion of other participants of joint venture				
ITO Joint Venture	141,821	-	-	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	120,445	85,306	-	-
Sumitomo-Italian-Thai Joint Venture	80,299	53,308	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	57,483	37,553	-	-
Shimizu – ITD Joint Venture	8,774	4,023	-	-
I.C.C.T. Joint Venture	10	32,211	-	-
Others	40,708	33,466	-	-
	449,540	245,867	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	437,495	233,822	-	-
Total	651,912	449,513	1,377,668	1,529,588

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Less than 3 months	369,503	323,398	842,908	1,352,733
3 - 6 months	122,559	8,795	282,314	12,440
6 - 12 months	55,712	84,540	105,953	92,441
More than 12 months	138,592	900,518	1,015,937	949,568
Total	686,366	1,317,251	2,247,112	2,407,182
Less : Allowance for doubtful debts	(34,454)	(867,738)	(869,444)	(877,594)
	651,912	449,513	1,377,668	1,529,588

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

9. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 December 2002 and 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	-	143,214	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	78,000	67,000
Shimizu-ITD Joint Venture	-	-	21,813	24,596
IDS Joint Venture	-	-	21,018	-
ION Joint Venture	-	-	10,453	78,703
ITO Joint Venture	-	-	400	36,667
	-	-	274,898	206,966

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Associated companies				
MCRP Construction Corporation,				
Philippines	9,130	-	9,130	-
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
	13,730	4,600	13,730	4,600
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	9,130	-	9,130	-
Related companies				
(Related by way of common directors)				
J.I. Telecommunication Co., Ltd., Philippines	21,741	22,616	-	-
Obayashi Corporation	9,370	-	-	-
Others	8,441	1,345	2,790	-
	39,552	23,961	2,790	-
Less : Allowance for doubtful debts	(21,741)	(22,616)	-	-
	17,811	1,345	2,790	-
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	31,200	26,800	-	-
IDS Joint Venture	13,662	-	-	-
Shimizu-ITD Joint Venture	13,088	-	-	-
Others	240	14,757	-	-
	58,190	41,557	-	-
Total	85,131	42,902	286,818	206,966

Significant movements in the short-term loans and advances to related companies balances during the year ended 31 December 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the year		31 December
	2001	Increase	Decrease	2002
Subsidiaries and joint ventures				
PT. Thailindo Bara Pratama	-	143,214	-	143,214
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	67,000	11,000	-	78,000
Shimizu-ITD Joint Venture	24,596	-	(2,783)	21,813
IDS Joint Venture	-	21,018	-	21,018
ION Joint Venture	78,703	-	(68,250)	10,453
ITO Joint Venture	36,667	-	(36,267)	400
Associated company				
MCRP Construction Corporation, Philippines	-	9,130	-	9,130
Related companies				
J.I. Telecommunication Co., Ltd., Philippines	22,616	-	(875)	21,741
Obayashi Corporation	-	9,370	-	9,370
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	26,800	4,400	-	31,200
IDS Joint Venture	-	13,662	-	13,662
Shimizu - ITD Joint Venture	-	13,088	-	13,088

10. INVENTORIES AND WORK IN PROGRESS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Construction in progress	18,944	144,317	-	-
Materials	904,862	546,310	321,865	394,072
Total	923,806	690,627	321,865	394,072
Less : Provision for inventory obsolescence	(43,445)	(37,119)	(25,000)	(25,000)
Inventories and work in progress - net	880,361	653,508	296,865	369,072

11. INVESTMENTS IN RELATED COMPANIES

11.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment Cost		Investment Equity	
			2002	2001	2002	2001	2002	2001
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Turnkey Construction Development Co., Ltd.	Transport of untreated water	27,912	-	99.99	-	27,900	-	29,382
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(13,613)	(11,710)
Italian-Thai Land Co., Ltd.	Real estate development	10,000	-	99.99	-	9,999	-	(469,515)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(341,577)	(279,870)
Southern Industries (1996) Co., Ltd.	Real estate development	100,000	-	99.99	-	100,000	-	69,411
PT. Thailindo Bara Pratama	Coal digestion	23,875 Million IDR	99.99	-	108,071	-	75,022	-
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(3,541)	(6,081)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	69,379	97,191
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	75.00	75.00	37,689	37,689	2,326	(10,909)
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	-	74.93	-	750	-	(71,125)
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	113,805	122,078
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	(26,496)	(66,221)
Total investments in subsidiaries					647,738	678,316	(124,695)	(597,369)
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	195,097	79,210
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	57,667	253,149
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	51,383	(7,938)
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	40,066	1,289
Italian-Thai - Nishimatsu Joint Venture	Design and construction of Bangprakong dam	-	50.80	50.80	-	-	4,276	3,210
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,147)	(226,343)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,283)	(42,260)
ITO Joint Venture	Construction of terminal building	-	40.00	-	-	-	4,093	-
Shimizu – ITD Joint Venture	Contractor for construction of street	-	40.00	-	-	-	1,383	-
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	96,902	35,216
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	-	-	-	121	-
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	56,658	47,631

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 2002		Investment Cost 2002		Equity 2002	
			2002	2001	2002	2001	2002	2001
			Percent	Percent				
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	25.00	-	-	-	1,386	-
Joint Venture Evergreen - Italian Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	459,563	162,779
Total investments in joint ventures					-	-	699,165	305,943
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	(5,249)
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,682	8,690
Ato Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	14,722	12,921
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	(3,745)
Siam Pacific Holding Co., Ltd.	Holding company	234,500	-	46.69	-	109,492	-	109,554
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(250,424)	(287,064)
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	-	39.94	-	400	-	(6,809)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	-	(5,445)
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	-	39.94	-	400	-	(165)
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	22,815	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	35.00	35.00	1,312	1,312	2,839	4,114
Pacific-Thai Electric Wire & Cable Co., Ltd.	Production and distribution of copper wire and cable	50,000	30.99	30.99	-	-	-	41,060
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	6,927	6,794
Lao Softdrink Co., Ltd.	Production and distribution of soft drinks	2,448 million Kips	-	30.00	-	25,041	-	37,942
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	12,301	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	25.00	198	197	-	197
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	-	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	73	79
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	133,919	178,625
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	22,533	22,457
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 2002	2001	Investment Cost 2002	2001	Equity 2002	2001
			Percent	Percent				
Siam Pacific Electric Wire & Cable Co., Ltd.	Manufacture of enamel coated wire and cable	670,000	-	14.65	-	98,138	-	229,054
Total investments in associated companies					677,234	805,713	(25,613)	378,126
Total					1,324,972	1,484,029	548,827	86,700
Add : Provision for loss from investments under equity method					-	-	905,081	1,500,449
Total investments accounted for under equity method					1,324,972	1,484,029	1,453,938	1,587,149
Consolidated								
Investments in associated companies, directly held by the Company					677,234	805,713	(25,613)	378,126
Investment in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(186,749)	(296,700)	(186,749)	(296,700)
					109,951	-	109,951	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	-	4.30	-	10,103	-	19,922
Siam Pacific Electric Wire & Cable Co., Ltd.	Manufacture of coated enamel wire	670,000	-	2.84	-	9,062	-	40,362
Total					109,951	19,165	109,951	60,284
					787,185	824,878	84,338	438,410
Add : Share of loss over cost of investment					-	-	250,424	308,477
Total investments accounted for under equity method					787,185	824,878	334,762	746,887

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the year 2002, the Company has transferred parts of its investments in subsidiaries and associated companies, of which the aggregate net book value was Baht 111.3 million to a special purpose vehicle, as discussed in Note 2.7.

During the year 2002, the Company and a subsidiary swapped all of their investments in Siam Pacific Electric Wire & Cable Co., Ltd. for investments in Charoong Thai Wire & Cable Public Co., Ltd. amounting to 55 million shares based on prices appraised by a financial adviser.

11.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2002	2001	2002	2001
		Percent	Percent		
THE COMPANY ONLY					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	16,250	16,250
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	-	8,420	-
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-
Bangkok Mass Transit System Public Co., Ltd.	Construction and management of Bangkok Mass Transit project	-	10.46	-	1,985,323
Less : Provision for loss on impairment of investments				-	(1,406,850)
				-	578,473
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,687)	(4,688)
				313	312
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
Metropolitan Water & Service Co., Ltd.	Water processing and distribution	-	0.59	-	147
Less : Provision for loss on impairment of investments				-	(147)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2002	2001	2002	2001
		Percent	Percent		
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	15.47	-	330,920	-
Add : Unrealised gain from change in value of investments				92,748	-
				423,668	-
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Thai Telephone and Telecommunication Public Co., Ltd.	Construction and operation of telephone project	-	8.98	-	1,808,406
Less : Unrealised loss on changes in value of investments				-	(1,066,212)
				-	742,194
Total investments in other companies				504,685	1,393,263
Investment in subordinated convertible debentures issued by Bangkok Mass Transit System Public Co., Ltd.				-	1,031,799
Less : Provision for loss on impairment of investments				-	(734,667)
				-	297,132
Total other long-term investments in related companies				504,685	1,690,395
CONSOLIDATED					
Investments in other companies, directly held by the Company				504,685	1,690,395
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Time Regency Co., Ltd.	Real estate development	-	16.11	-	166,411
Less : Provision for loss on impairment of investments				-	(166,411)
				-	-
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less : Provision for loss on impairment of investments				(21,240)	(21,240)
				-	-
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	14.29	14.29	705	705
Less : Provision for loss on impairment of investments				(705)	(705)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less : Provision for loss on impairment of investments				(3,053)	(3,053)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2002	2001	2002	2001
		Percent	Percent		
b) Listed securities					
Charoong Thai Wire & Cable Public Co., Ltd.	Manufacture and distribution of enamel coated wire and cable	1.43	-	30,544	-
Add : Unrealised gain from change in value of investments				8,561	-
				39,105	-
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	287,479	308,692
Add : Unrealised loss on change in value of investments				(210,055)	(78,988)
				77,424	229,704
Total				116,529	229,704
Total investments in other companies				621,214	1,920,099

During the year 2002, the Company has transferred its investment in ordinary shares of Thai Telephone and Telecommunication Public Co., Ltd. and its investments in ordinary shares and debentures of Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 2.7.

12. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 December 2002 and 2001 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Subsidiaries and joint ventures				
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	161,735	151,153
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	76,853	-
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Southern Industries (1996) Co., Ltd.	-	-	-	24,648
Italian-Thai Land Co., Ltd.	-	-	-	531,104
Palit Palang Ngan Co., Ltd.	-	-	-	94,181
Others	-	-	20,015	20,313
	-	-	522,663	1,085,459

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Associated companies				
Palang Thai Kaowna Co., Ltd.	-	334,316	-	334,316
Khunka Palang Thai Co., Ltd.	-	38,420	-	38,420
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,606	19,607	19,606	19,607
	78,681	451,418	78,681	451,418
Less : Provision for doubtful debts	(78,681)	(334,560)	(78,681)	(334,560)
	-	116,858	-	116,858
Related companies				
Italian-Thai Land Co., Ltd.	554,052	-	554,052	-
Palang Thai Kaowna Co., Ltd.	334,316	-	334,316	-
Bangkok Mass Transit System Public Co., Ltd.	94,778	169,067	94,778	169,067
Palit Palang Ngan Co., Ltd.	94,231	-	94,231	-
Khunka Palang Thai Co., Ltd.	38,429	-	38,429	-
Southern Industries (1996) Co., Ltd.	24,673	-	24,673	-
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	42,338	44,043	-	-
	1,182,817	213,110	1,140,479	169,067
Less : Allowance for doubtful debts	(1,171,225)	(213,110)	(1,128,887)	(169,067)
	11,592	-	11,592	-
Total	11,592	116,858	534,255	1,202,317

During the second quarter of current year, the Company has transferred certain long-term loans to Bangkok Mass Transit System Public Co., Ltd. to a special purpose vehicle, as discussed in Note 2.7.

Significant movements in the long-term loans and advances to related companies balances for the year ended 31 December 2002 were as follows :-

(Unit : Thousand Baht)

	31 December 2001	During the year Increase	Decrease	31 December 2002
Subsidiaries and joint ventures				
Italian -Thai International Co., Ltd.	151,153	10,582	-	161,735
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	76,853	-	76,853
Related companies				
Italian-Thai Land Co., Ltd.	531,104	22,948	-	554,052
Palit Palang Ngan Co., Ltd.	94,181	50	-	94,231
Central Bay Reclamation and Development Corp. (formerly known as "Amari Coastal Bay Development Ltd.")	44,043	-	(1,705)	42,338
Bangkok Mass Transit System Public Co., Ltd.	169,067	5,354	(79,643)	94,778

13. LOAN TO OTHER PARTY

"Loan to other party" is USD 22 million which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. However, the Company has already set up provision for loss in full amount.

14. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2001	1,464,944	2,884,396	7,436,715	51,026	1,146,835	12,983,916
Acquisitions	78,000	29	3,575,021	1,572	907,916	4,562,538
Disposals	(187,184)	(161,665)	(340,388)	(110)	(2,051,255)	(2,740,602)
Translation adjustment	-	(14)	(9,309)	-	-	(9,323)
31 December 2002	1,355,760	2,722,746	10,662,039	52,488	3,496	14,796,529

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Accumulated depreciation						
31 December 2001	-	815,815	5,841,513	36,525	-	6,693,853
Depreciation for the year	-	136,857	859,772	4,575	-	1,001,204
Depreciation for disposals	-	(65,500)	(267,714)	(75)	-	(333,289)
Translation adjustment	-	-	(2,132)	-	-	(2,132)
31 December 2002	-	887,172	6,431,439	41,025	-	7,359,636
Loss on impairment of assets						
31 December 2001	33,978	70,194	-	-	-	104,172
Decrease	(33,978)	(70,194)	-	-	-	(104,172)
31 December 2002	-	-	-	-	-	-
Net book value						
31 December 2001	1,430,966	1,998,387	1,595,202	14,501	1,146,835	6,185,891
31 December 2002	1,355,760	1,835,574	4,230,600	11,463	3,496	7,436,893
Depreciation in 2001 earnings statement						819,444
Depreciation in 2002 earnings statement						1,001,204

CONSOLIDATED

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2001	1,600,756	3,048,207	8,897,755	51,026	1,146,835	14,744,579
Acquisitions	78,000	349	4,213,615	40,445	907,916	5,240,325
Disposals	(187,184)	(170,452)	(660,825)	(110)	(2,051,255)	(3,069,826)
Translation adjustment	-	(13)	(11,516)	(41)	-	(11,570)
31 December 2002	1,491,572	2,878,091	12,439,029	91,320	3,496	16,903,508
Accumulated depreciation						
31 December 2001	-	917,114	6,896,566	36,525	-	7,850,205
Depreciation for the year	-	144,183	1,000,774	12,654	-	1,157,611
Depreciation for disposals	-	(73,408)	(477,874)	(75)	-	(551,357)
Translation adjustment	-	-	(2,095)	-	-	(2,095)
31 December 2002	-	987,889	7,417,371	49,104	-	8,454,364

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Loss on impairment of assets						
31 December 2001	33,978	70,194	2,207	-	-	106,379
Decrease	(33,978)	(70,194)	-	-	-	(104,172)
31 December 2002	-	-	2,207	-	-	2,207
Net book value						
31 December 2001	1,566,778	2,060,899	1,998,982	14,501	1,146,835	6,787,995
31 December 2002	1,491,572	1,890,202	5,019,451	42,216	3,496	8,446,937
Depreciation in 2001 earnings statement						984,208
Depreciation in 2002 earnings statement						1,157,611

As at 31 December 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 831 million (2001 : Baht 887 million), are office building units of which ownership has not yet been transferred to the Company. In addition, a subsidiary mortgaged and granted power of attorney to mortgage Baht 4.9 million of land with a bank to secure credit facilities granted to a subsidiary by that bank.

During the year 2002, the Company has transferred land and buildings, with an aggregate net book value of Baht 175.8 million to a special purpose vehicle, as discussed in Note 2.7.

As at 31 December 2002, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 3,595 million (The Company Only : Baht 3,323 million).

As at 31 December 2002, machinery, equipment and vehicles with net book value amounting to Baht 1,283 million are acquired under hire purchase contracts, as referred to in Note 19.

15. LAND AND PROJECT DEVELOPMENT COST

As at 31 December 2001, the net book value of the land and project development costs belonging to the Company's subsidiaries was approximately Baht 214 million. During the year 2002, the Company has transferred its investments in these subsidiaries to a special purpose vehicle, as discussed in Note 2.7.

16. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2002 and 2001 comprise the following :-

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Bank overdrafts	122	146	55	79
Loans from financial institutions	1,011	898	731	632
Total	1,133	1,044	786	711

These represent loans obtained from local and overseas financial institutions in both Baht currency and in foreign currencies as follows :-

(Unit : Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Baht	883	719	603	473
NTD	90	126	90	126
PESO	20	-	20	-
JPY	-	58	-	58

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan, Philippines and SIBOR for foreign currency loans.

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

17. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 31 December 2002 and 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	184,750	358,632
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	148,835	103,214

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
ITO Joint Venture	-	-	76,046	-
Italthai Trevi Co., Ltd.	-	-	28,352	50,362
Thai Maruken Co., Ltd.	-	-	27,404	26,718
Asian Steel Products Co., Ltd.	-	-	10,390	36,682
Others	-	-	61,627	63,566
	-	-	537,404	639,174
Associated companies				
MCRP Construction Corporation, Philippines	122,406	107,143	122,406	107,143
Bangkok Steel Wire Co., Ltd.	35,073	79,663	18,791	68,577
Thai Rent All Co., Ltd.	14,915	13,588	14,009	13,551
ATO Asia Turnouts Ltd.	15,277	72,757	1,238	282
Others	397	16,747	349	16,737
	188,068	289,898	156,793	206,290
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	252,153	387,094	241,361	377,788
Italthai Industrial Co., Ltd.	71,050	57,624	66,096	50,483
Thai Obayashi Co., Ltd.	243,668	-	-	-
Thai Takenaka International Ltd.	112,329	-	-	-
Takenaka Corporation	90,512	-	-	-
Obayashi Corporation	88,915	7,866	-	-
Cogifer TF	51,186	14,908	-	-
Alcatel Contracting S.A.	41,609	90,183	-	-
Trevi SPA	33,243	22,689	-	-
Alcatel Contracting (Thailand) Co., Ltd.	18,657	24,122	-	-
Trevi Contractor BV	16,343	15,175	-	-
Others	77,835	75,297	1,478	16,176
	1,097,500	694,958	308,935	444,447

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Outstanding balances and portion of other participants in joint venture				
I.C.C.T. Joint Venture	138,563	268,974	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	59,534	41,286	-	-
ITO Joint Venture	45,627	-	-	-
NWR, ITD, CNT & AS Joint Venture	9,525	-	-	-
ION Joint Venture	-	3,613	-	-
Others	12,898	12,166	-	-
	266,147	326,039	-	-
Total	1,551,715	1,310,895	1,003,132	1,289,911

18. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 31 December 2002 and 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	-	-	394,621	-
NWR, ITD, CNT&AS Joint Venture	-	-	28,449	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	-	17,983
	-	-	423,070	17,983
Associated companies				
Others	-	73	-	-
	-	73	-	-
Related companies				
Alcatel Cable France	54,783	59,060	-	-
Alcatel Thailand Co., Ltd.	4,569	29,735	-	-
Jasmine International Public Company Limited	-	15,827	-	-
Others	18,595	10,551	-	-
	77,947	115,173	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT & AS Joint Venture	21,337	-	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	7,193	-	-
	21,337	7,193	-	-
	99,284	122,439	423,070	17,983

Significant movements in the short-term loans and advances from related companies balances during the year ended 31 December 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 December
	2001	Increase	Decrease	2002
Joint ventures				
Joint Venture Evergreen - Italian Thai - PEWC	-	394,621	-	394,621
NWR, ITD, CNT&AS Joint Venture	-	28,449	-	28,449
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	17,983	-	(17,983)	-
Related companies				
Alcatel Cable France	59,060	-	(4,277)	54,783
Alcatel Thailand Co., Ltd.	29,735	-	(25,166)	4,569
Jasmine International Public Company Limited	15,827	-	(15,827)	-
Outstanding balances and portion of other participants in joint venture				
NWR, ITD, CNT&AS Joint Venture	-	21,337	-	21,337
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	7,193	-	(7,193)	-

19. HIRE PURCHASES PAYABLE

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2002	2001	2002	2001
Hire purchases payable	1,765,690	332,101	1,412,722	319,134
Less : Current portion	(333,456)	(78,962)	(209,428)	(72,931)
Net	1,432,234	253,139	1,203,294	246,203

The above hire purchase payables relate to machinery, equipment and vehicle leases with scheduled repayment terms of 1-8 years.

The Company and its subsidiaries have outstanding hire purchases payable in both Baht currency and in foreign currencies as follows :-

(Unit : Million)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Baht	84	100	84	87
Yen	3,668	684	3,668	684
Rupiah	72,744	-	-	-

20. LONG-TERM LOANS

During the year 2002, the Company has repurchased long-term loans of USD 35.7 million, JPY 4,239.8 million and Baht 426 million at a discount. In addition, debts of USD 50.1 million, JPY 679 million and Baht 331 million were voluntarily converted to equity by creditors and long-term loans amounting to USD 16.4 million, JPY 679 million and Baht 561.8 million were novated to debt to a special purpose vehicle, as discussed in Note 2.

As at 31 December 2002 and 2001, the Company and its subsidiaries have outstanding long-term loans as follows :-

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Long-term loans	645	7,854	645	7,840
Less : current portion	-	(5,374)	-	(5,360)
Net	645	2,480	645	2,480

The Company's long-term loans represent loans obtained from local and overseas financial institutions in both Baht currency and in foreign currencies as follows :-

(Unit : Million)

	2002	2001
USD	-	102
Yen	-	5,598
Baht	645	1,410

The long-term loans from banks (2001 : a part) was used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

21. LONG-TERM LOANS FROM RELATED COMPANIES

As at 31 December 2002 and 2001, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Associated company				
Nature Way Resources Co., Ltd.	367,359	371,686	-	-
	367,359	371,686	-	-

22. DEBENTURES

During the year 2002, the Company has repurchased Baht 331 million of debenture debt at a discount. In addition, debenture debt of Baht 1,600 million were voluntarily converted to equity by creditors, and debenture debt amounting to Baht 1,445 million were novated to a special purpose vehicle, as discussed in Note 2.

23. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's earnings for the year 2002 after deducting gains from debt restructuring, which are exempt income for tax purposes, and tax losses brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the years 2002 and 2001 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

24. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Sale of fixed assets	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
	2002	2001	2002	2001
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	3,298	2,794
Purchases of construction materials and services	-	-	395	504
Sale of fixed assets	-	-	58	-
Transactions with associated companies				
Construction services and other income	66	110	56	110
Purchases of construction materials and services	741	211	91	180
Transactions with other related companies				
Construction services and other income	2,396	2,448	134	417
Purchases of construction materials and services	1,113	1,511	329	301

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

25. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Number of employees at year-end	17,147	18,350	15,632	16,078
Employee costs for the year (million Baht)	2,459	2,291	2,161	2,051

26. STATUTORY RESERVE

Under the Public Limited Companies Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital.

27. GUARANTEES

As at 31 December 2002 and 2001, there were outstanding guarantees of approximately Baht 6,368 million and Baht 9,789 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 December 2002 and 2001, there were guarantees of approximately Baht 4,272 million and 1,506 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated and related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Asian Steel Products Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

28. COMMITMENT

28.1 As at 31 December 2002, the Company, a branch and two joint ventures had the outstanding commitment of NTD 523 million, Yen 5 million and Baht 2,485 million in respect of subcontracted work (2001 : NTD 1,073 million and Baht 2,568 million).

28.2 As at 31 December 2002 and 2001, the Company and joint ventures had the following outstanding commitments as proportion of the company in respect of purchases of materials, machinery, software and related service and insurance for construction work :-

(Unit : Million)

Currency	Consolidated		The Company Only	
	2002	2001	2002	2001
Baht	627	529	27	330
EURO	4	16	0.4	11
JPY	3,684	4,115	-	4,115
USD	6	2	-	2

29. CONTINGENT LIABILITIES

Since 2001, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 91 million (2001 : Baht 109.7 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

30. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, the subsidiaries and the joint ventures for the years ended 31 December 2002 and 2001 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the years ended 31 December 2002 and 2001									
	Local		Overseas		Total		Elimination		Grand total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from construction services	20,710	18,023	2,300	1,555	23,010	19,578	(1,976)	(1,642)	21,034	17,936
Gross profit	1,959	1,415	214	97	2,173	1,512	-	-	2,173	1,512
Gain on disposal of investments									-	1,224
Gain (loss) on exchange rate									(460)	68
Other income									396	498
Administrative expenses									(855)	(1,280)
Debt restructuring fee									-	(62)
Allowance for doubtful debt expenses									(82)	(1,329)
Gain (loss) on diminution in value of investments									109	(1,438)
Loss on impairment of assets									-	(233)
Share of profit (loss) from investments										
accounted for under equity method									(9)	(89)
Interest expenses									(647)	(1,225)
Corporate income tax									(229)	(118)
Minority interest									(8)	(56)
Earnings (loss) from ordinary activities									388	(2,528)
Extraordinary item										
Gain from debt restructuring									5,948	-
Net earnings (loss) for the year									6,336	(2,528)

(Unit : Million Baht)

	As at 31 December 2002 and 2001									
	Local		Overseas		Total		Elimination		Grand total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Property, plant and equipment - net	7,840	6,656	608	133	8,448	6,789	(1)	(1)	8,447	6,788
Other assets	16,967	17,219	1,863	1,482	18,830	18,701	(3,002)	(2,748)	15,827	15,953
Total assets	24,807	23,875	2,471	1,615	27,278	25,490	(3,003)	(2,749)	24,274	22,741

31. FINANCIAL INSTRUMENTS

31.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

31.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to their deposits with banks, bank overdrafts and loans from financial institutions. It does not use derivative financial instruments to hedge such risk.

31.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies.

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2002 which were unhedged.

	CONSOLIDATED (Net)					
	EURO million	USD million	Lire million	Yen million	Kips million	Peso million
Trade accounts payable	1	-	-	953	-	-
Trade accounts payable - related companies	-	1	43	6	-	9
Hire purchases payable	-	-	-	3,668	-	-
Short-term loan from financial institution	-	1	-	-	-	-
Assets in foreign currencies	0.7	39	-	2,024	777	97

	THE COMPANY ONLY (Net)				
	Euro million	USD million	Yen million	Kips million	Peso million
Trade accounts payable - related companies	-	-	-	-	9
Hire purchases payable	-	-	3,668	-	-
Short-term loans from financial institution	-	1	-	-	-
Assets in foreign currencies	0.7	35	1,060	777	-

In addition, the Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) Yen 957 million. The project is to be completed in 2003.

In addition, the Group's is exposed to foreign currency risk with respect to its investment in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

31.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

32. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Commercial Registration Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2001 have been reclassified to conform to the current year's classification, with no effect on previously reported net loss or shareholders' equity.

33. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's directors.